300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Ph: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

FOR IMMEDIATE RELEASE

Vancouver, B.C., March 27, 2006 – It is with great sadness that Buffalo Gold Ltd. reports that its President, John Tully, passed away on March 24, 2006.  John was a highly respected mining geologist with a wealth of experience in geology, engineering and mining operations around the world.  Buffalo was truly fortunate to have a man of John’s calibre serving as its President and a Director.  Since becoming its President in April 2003, John was unstinting in his support of Buffalo and was instrumental in building it into the company that it is today.

Buffalo’s management and Board of Directors wish to extend their deepest sympathies to John’s wife Pat and their children and grandchildren during this difficult time.  John will be greatly missed by all that knew him.

Damien Reynolds, Buffalo’s Chairman of the Board, will assume the office of President on an interim basis.  Buffalo’s exploration team, now led by its Vice President of Exploration, Greg Moseley, and its Vice-President of Corporate Development, Mark Dugmore, will build on John’s legacy by continuing to aggressively explore and develop Buffalo’s portfolio of properties in Australasia.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

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